UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

HemaCare Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

423498104

(CUSIP Number)

Steven B. Gerber, 15350 Sherman Way, Suite 350, Van Nuys, California, 91406, (818) 226-1968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/2/09

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423498104

1.	Names of Reporting Persons Steven B. Gerber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,000 (1)

	8.	Shared Voting Power 840,000 (1)

	9.	Sole Dispositive Power 210,000 (1)

	10.	Shared Dispositive Power 840,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)   See Item 5.

(2)   The percent of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 10,049,539 shares of Common Stock outstanding as of November 6, 2009 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2007.

CUSIP No. 423498104

1.	Names of Reporting Persons Barbara Gerber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 840,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 840,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 840,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)   See Item 5.

(2)   The percents of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 10,049,539 shares of Common Stock outstanding as of November 6, 2009 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009.

CUSIP No. 423498104

1.	Names of Reporting Persons Gerber Family Trust, dated 12/13/96

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 840,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 840,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 840,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   See Item 5.

(2)   The percents of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 10,049,539 shares of Common Stock outstanding as of November 6, 2009 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 of Schedule 13D (this “Amendment”) is filed by Steven B. Gerber, Barbara Gerber and Gerber Family Trust, dated 12/13/96(each a “Reporting Person” and collectively the “Reporting Persons”) with respect to shares of common stock, no par value (the “Common Stock”) of HemaCare Corporation (the “Company”).  This Amendment modifies and supplements the original Schedule 13D filed with the Securities and Exchange Commission on March 26, 2008 (the “Original 13D”), as amended by the Amendment No. 1 to the Original 13D filed with the Securities and Exchange Commission on September 18, 2008 (as amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction

On December 2, 2009, The Gerber Family Trust dated 12/13/96 acquired 15,000 shares of Common Stock of the Company in a private placement transaction for a purchase price of $0.56 per share.  The shares were acquired by the Reporting Person for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)   Steven B. Gerber has the right to acquire 210,000 shares of Common Stock upon the exercise of stock options on or before a date which is sixty days after the date of this Amendment.  The Gerber Family Trust dated 12/13/96 owns 840,000 shares of Common Stock (representing 8.4% of the outstanding Common Stock).  Each Reporting Person disclaims ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest.

(b)   As the trustees of the Gerber Family Trust dated 12/13/96, Steven B. Gerber and Barbara Gerber may be deemed to have beneficial ownership of the shares of Common Stock owned by that trust.  Accordingly, Steven B. Gerber has the sole voting and dispositive power with respect to 210,000 shares, and each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 840,000 shares.

(c)	Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
	12/2/09	15,000	$0.56

Purchased by the Gerber Family Trust dated 12/13/96 from Robert S. Chilton, Executive Vice President and Chief Financial Officer of HemaCare Corporation.
(d) Not applicable.
(e) Not applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 24.1: Power of Attorney Exhibit 99.1: Joint Filing Agreement, dated March 25, 2008, among Steven B. Gerber, Barbara Gerber and the Gerber Family Trust dated 12/13/96.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2009
Date

/s/ Robert S. Chilton, Attorney-in-Fact
Steven B. Gerber

/s/ Robert S. Chilton, Attorney-in-Fact
Barbara Gerber

/s/ Robert S. Chilton, Attorney-in-Fact
Gerber Family Trust dated 12/13/96